Press Release

ORKLA

www.orkla.com

P.O.Box 423 Skøyen, NO-0213 Oslo Telephone: +47-22 54 40 00 E-mail: info@orkla.no

---

Ref.:	Ole Kristian Lunde	SVP Corporate Communications	Tel.: +47 22 54 44 31
	Rune Helland	VP Investor Relations	Tel: +47 22 54 44 11

Date: 31 October 2007

Stable operations and a stronger platform for growth through "New Sapa"

Orkla's pre-tax profit totalled NOK 2.2 billion in the third quarter. The NOK 773 million rise was largely due to high portfolio gains. Operating profit before amortisation was on a par with last year. "New Sapa" has been established and was fully operational from the third quarter.

Alcoa's profile operations have been merged with Sapa's profile operations from the third quarter, and Sapa as a whole will generate annual operating revenues of around NOK 30 billion.

"We have laid a good foundation for further development of the Group in the third quarter. The new Sapa structure has now been established and comprehensive programmes will ensure that we achieve our long-term profitability targets. Most of Orkla's business areas achieved profit growth, but Orkla Foods was negatively affected by higher raw material prices and a challenging market situation for Bakers and in Eastern Europe. We are working to turn this around. Our aim is still to return the Branded Consumer Goods business to its previous profitability trend in the course of 2008," says Group President and CEO Dag J. Opedal.

The Orkla Group's third quarter operating revenues increased from NOK 12.7 billion last year to NOK 17.8 billion this year, largely due to new business from Alcoa. So far this year, operating revenues have thereby increased from NOK 38.1 billion to NOK 45.7 billion. As expected, however, the profit contribution from new business has been more moderate. At the end of the first nine months, operating profit before amortisation amounted to NOK 3.9 billion, up from NOK 3.4 billion last year.

Realised portfolio gains totalled NOK 1.4 billion in the third quarter. After net sales of shares totalling NOK 1.3 billion, the market value of the portfolio is now NOK 17.7 billion. The largest transaction was the sale of shares in Steen & Strøm. The year-to-date return on the share portfolio is 13.3 per cent, compared with 12.7 per cent for the Oslo Stock Exchange Benchmark Ind[illegible].0 per cent for the Morgan Stanley Nordic Index.

GROUP INCOME STATEMENT

Amounts in NOK million	1.1.-30.9. 2007	1.1.-30.9. 2006	1.1.-31.12. 2006	1.7.-30.9. 2007	1.7.-30.9. 2006
Operating revenues	**45,732**	38,103	52,683	**17,795**	12,651
Operating expenses	**(40,335)**	(33,335)	(45,800)	**(15,990)**	(10,984)
Depreciations and write-downs property, plant	**(1,504)**	(1,336)	(1,799)	**(573)**	(447)
Amortisation intangible assets	**(167)**	(159)	(216)	**(53)**	(53)
Other income and expenses	**(429)**	0	(388)	**(429)**	0
Operating profit	**3,297**	3,273	4,480	**750**	1,167
Profit from associates	**843**	171	289	**197**	149
Dividends	**719**	717	769	**65**	119
Gains and losses/write-downs Share Portfolio	**3,290**	1,555	3,271	**1,398**	199
Financial items, net	**643**	(156)	(284)	**(176)**	(173)
Profit before taxes	**8,792**	5,560	8,525	**2,234**	1,461
Taxes	**(1,407)**	(1,001)	(1,346)	**(424)**	(222)
Profit after taxes	**7,385**	4,559	7,179	**1,810**	1,239
Discontinued operations	**0**	4,144	4,109	**0**	4,002
Profit for the period	**7,385**	8,703	11,288	**1,810**	5,241
Minority interests' share of profit	**96**	35	52	**47**	9
Profit attributable to equity holders	**7,289**	8,668	11,236	**1,763**	5,232
Profit before tax, Industry division	**4,165**	3,130	4,150	**662**	1,127
Profit before tax, Orkla Financial Investments	**4,627**	2,430	4,375	**1,572**	334
Earnings per share (NOK)	**7.1**	8.4	10.9	**1.7**	5.1
Earnings per share diluted (NOK)	**7.1**	8.4	10.9	**1.7**	5.1
Earnings per share diluted (NOK) *	**7.5**	4.5	7.3	**2.1**	1.2

* Excl. amortisation, other income and expenses and discontinued operations

Steady performance and strengthening of growth platform

Third quarter results 2007
31 October 2007

Dag J. Opedal
CEO

ORKLA

Agenda

- Highlights Q3-07
- Financial performance
- Orkla Materials
- Orkla Associates
- Orkla Financial Investments
- Orkla Branded Consumer Goods
- Orkla Aluminium Products

ORKLA

Highlights Q3-07 – Steady performance and strengthening of growth platform

- EBITA for the Orkla Group on par with last year
  - Profit before tax +53 %
- Action plans to improve profits in Orkla Foods
  - Some company specific issues and increased raw material prices
  - Satisfactory performance for Orkla Brands
- New Sapa successfully launched
  - Extensive measures initiated to deliver on long-term targets
- Continued growth for Orkla Associates – REC and Jotun
- Mostly strong end-markets for Orkla Materials
  - Profit hampered by weak USD and increased raw material costs
  - Planned increase in expensed project costs in Elkem Solar
- Significant portfolio gains

ORKLA

Profit before tax +53 %

Key figures *in NOK million*

1 Jul - 30 Sep	**2007**	**2006**	**Change**
Operating revenues	**17 795**	**12 651**	41 %
EBITA	**1 232**	**1 220**	1 %
Amortisation intangibles	-53	-53	
Other income and expenses	-429	0	
EBIT	**750**	**1 167**	
Associates	197	149	
Dividends and portfolio gains	1 463	318	
Net financial items	- 176	- 173	
Profit before tax	**2 234**	**1 461**	53 %
Taxes	-424	-222	
Profit after tax	**1 810**	**1 239**	
Discontinued operations	**0**	**4 002**	
Profit for the year	**1 810**	**5 241**	
Minority interests' share of profit for the year	47	9	
Profit attributable to equity holders	1 763	5 232	
Earnings per share diluted (NOK)*	2.1	1.2	

* Excluding amortisation, other income and expenses and discontinued operations

ORKLA

EBITA on par with last year

Change in EBITA


1 220
-96
24
64
9
38
-27
1 232
Q3-06
Orkla Foods
Orkla Brands
Orkla Aluminium Products
Orkla Materials
Orkla Financial Investments
Other
Q3-07

All figures in NOK million

ORKLA

Improved cash flow from operations

Key figures *in NOK million*

1 Jan - 30 Sep	2007	2006
Cash flow from operations	**3 200**	**2 591**
Financial items, net	- 539	- 451
Cash flow from industrial activities	**2 661**	**2 140**
Cash flow from Financial Investments	**1 294**	**1 234**
Taxes paid and miscellaneous	- 950	- 909
Cash flow before capital transactions	**3 005**	**2 465**
Dividends paid and share buybacks	-2 751	-1 869
Net expansion	-7 900	-3 891
Net purchases/sales portfolio investments	1 413	242
Net cash flow	**-6 233**	**-3 053**

ORKLA

Strong balance sheet, net gearing 0.3 as of Q3



NOK billion
Net gearing
60
54
48
42
36
30
24
18
12
6
0
-6
1.4
1.2
1.0
0.8
0.6
0.4
0.2
0.0
-0.2
2000 2001 2002 2003 2004 2005 2006 Q1-07 Q2-07 Q3-07
Equity
Net interest-bearing liabilities
Net gearing

ORKLA

Strong progress per Q3

Key figures *in NOK million*

1 Jan - 30 Sep	2007	2006	Change
Operating revenues	45 732	38 103	20 %
EBITA	3 893	3 432	13 %
Associates	843	171	
Dividends and portfolio gains	4 009	2 272	76 %
Net interest	643	- 156	
Profit before tax	8 792	5 560	58 %
Earnings per share diluted (NOK)	7.1	8.4	
Earnings per share diluted (NOK)*	7.5	4.5	

* Excluding amortisation, other income and expenses and discontinued operations

ORKLA

Orkla exploits different value creation models:

Basis in industry

- Primarily seeks 100 % ownership
- Taking advantages of Orkla's skill base
- Control of destiny with respect to structural development
- Source of cash flow that can be leveraged

Takes advantage of other models:

Holding (~20-50 %)

- When 100 % ownership is not desirable or possible
- Industrial positions – active ownership

Investment (<20 %)

- Financial investments in order to create capital returns and industrial options

For all models: Seek "100 % ownership of key competencies"

ORKLA

Orkla's success criteria: Strategic and financial flexibility

Ability to establish new platforms and assume calculated risks

- Establishment of frontier of opportunities and industrial options
- Strong cash flow and moderate leverage facilitate investment and patience during challenging times

Ability to realise / reallocate when that is expected to create the most value

- Carlsberg
- Orkla Media

- Elkem / Sapa
- REC 39.75 %
- Sapa / Alcoa

Ability to develop industrial processes and systems

- Development of expertise
- Reallocation of expertise and resources to the areas with the largest need / opportunities
- Focus on operational efficiency across business sectors

ORKLA

Orkla has employed the holding model primarily when 100 % ownership has not been possible or desirable

Examples:

- REC (39.75 %)
- Jotun (42.5 %)
- Hjemmet Mortensen (40 %)
- Elkem Aluminium ANS (50 %)
- Carlsberg (40 %, exit 2004)
- Chips Oy (20 % → JV → 100 %)
- Dragsbæk (50 % → 67 %)
- Sapa / Alcoa (54 %)
- Hartwall (20 % → BBH, exit 2004)
- Enskilda Securities (22.5 %, exit 2003)

Orkla Materials



Elkem – Satisfactory performance

- Strong trading results and high production from the energy operations
- Higher raw material costs and weaker USD hampers profitability in Primary Aluminium
- Stronger market conditions and increased prices for the Silicon-related operations
- Growth initiative project Elkem Solar, costs according to plan
  - NOK 59 million in Q3 (NOK 15 million in Q3-06)
  - NOK 118 million per Q3 (NOK 41 million per Q3-06)

Elkem
in NOK million

1 Jul - 30 Sep Revenues	2007	2006	Change
Elkem	2 219	2 143	4 %
Energy	299	412	-27 %
Primary Aluminium	596	593	1 %
Silicon-related	1 525	1 456	5 %
Eliminations	- 201	- 318	
EBITA			
Elkem	286	277	3 %
Energy	165	116	42 %
Primary Aluminium	58	95	-39 %
Silicon-related	63	66	
EBITA margin	12.9 %	12.9 %	

Borregaard – Progress within Chemicals

- Strong markets for speciality chemicals
  - Continued progress for the lignin operations
  - Strong demand and higher prices for speciality cellulose for textiles
- High wood prices, energy cost and weakened USD hamper profitability
- Large volume decline as expected, and lower prices for the energy operations

Borregaard
in NOK million

1 Jul - 30 Sep

Revenues	2007	2006	Change
Borregaard	1 189	1 196	-1 %
Energy	42	100	-58 %
Chemicals	1 188	1 133	5 %
Eliminations	- 41	- 37	
EBITA			
Borregaard	116	116	0 %
Energy	17	55	-69 %
Chemicals	99	61	62 %
EBITA margin	9.8 %	9.7 %	

Orkla Associates

REC
in NOK million

1 Jan - 30 Sep	2007	2006	Change
Revenues	4 768	3 014	58 %
EBITDA	2 324	1 289	80 %
EBIT	1 911	1 023	87 %
Profit before tax	1 949	1 030	89 %

Jotun
in NOK million

1 Jan - 31 Aug	2007	2006	Change
Revenues	6 136	5 228	17 %
EBIT	701	528	33 %
Profit before tax	687	489	40 %

Orkla Financial Investments





Return on share portfolio +13.3 % as of 30 Sep 2007



Portfolio
OSEBX
MSCI Nordic
S&P 500
13.3 %
12.7 %
20.0 %
9.1 %
27.4 %
31.3 %
28.8 %
13.1 %
2007
2004-2007

Average annual return

Gains and dividends *in NOK million*

2007	1 Jul - 30 Sep	1 Jan - 30 Sep
Unrealised gains	-2 061	-1 633
Net gains and losses	1 359	2 886
Change in fair value of associates	39	404
Dividend received	65	717
Others and internal gains	63	106
Change in net asset value	**-535**	**2 480**
Market value portfolio	17 686	
Unrealised gains before tax	4 014	

Orkla Branded Consumer Goods

Torkild Nordberg
EVP Orkla Branded Consumer Goods



KiMs
NATURCHIPS



Yade
Yade
Yade



MTR
Ready to Eat

Orkla Foods – Action plan initiated to improve results

- Plan to bring Orkla Foods back on historic long-term profit growth track during 2008:
  - Continued pressure on raw material prices, increasing prices on finished goods will gradually impact results
  - Optimising product portfolio and cost structure to new market conditions for bread- and bakery operations
  - Organisational and structural measures taken in Orkla Foods International
- Satisfactory growth for Orkla Food Ingredients

Orkla Foods
in NOK million

1 Jul - 30 Sep	2007	2006	Change
Revenues			
Orkla Foods	**3 553**	**3 506**	**1 %**
Nordic	2 253	2 287	-1 %
Ingredients	785	692	13 %
International	599	607	-1 %
Eliminations	- 84	- 80	
EBITA			
Orkla Foods	**245**	**341**	-28 %
Nordic	232	288	-19 %
Ingredients	40	35	14 %
International	- 27	18	
EBITA margin	**6.9 %**	**9.7 %**	

ORKLA

Action plan status

- 1) Hike in raw material prices
  - Some price increases on finished goods in Q3, but continued higher raw material prices
  - Further price increases on finished goods planned in Q4 and 2008
- 2) Bread- and bakery operations in Norway
  New initiatives implemented :
  - Evaluate production structure
  - Sale of Bakehuset Café
- 3) International operations
  - Strengthened organisations ,
  - Sale of Superfish
  - Other structural solutions considered for the rest of the Polish BCG business
  - Write down in Romania and Poland

ORKLA

International operations* – Multi local strategy

Satisfactory development:

Russia (Krupskaya)
Chocolate and confectionery, St. Petersburg

India (MTR)
Processed vegetarian food products, Bangalore

Austria (Felix Austria)
Positions in ketchup, pasta sauces

Latvia (Spilva)
Positions in tomato sauces, ready meals, vegetables and mayonnaise

Estonia (Põltsamaa Felix)
Positions in ketchup, vegetables, syrups. and ready meals

Lithuania (Suslavicius Felix)
Positions in ketchup/sauces, ready meals and mayonnaise

Orkla Foods Ingredients*
Developer, producer, marketer and distributor of baking ingredients

Improvement needed:

Russia (Sladco)
Chocolate and confectionery, Volga and Ural

Romania (OF Romania)
Positions in margarine, ketchup, jam,

Poland/Czech Rep. (Kotlin/Guseppe)
Positions in pizza, ketchup, jam, sauces

* Operations outside Nordic

Satisfactory results for Orkla Brands

- Satisfactory underlying top line growth +7 % in Q3 and +5 % per Q3
- Underlying results on par with last year
  - One-off effect NOK 20 million
- Increased profit contribution from the dietary supplement operations
- Some pressure on margins due to higher raw material prices

Orkla Brands
in NOK million

1 Jul - 30 Sep	2007	2006	Change
Revenues	1 810	1 737	4 %
EBITA	351	327	7 %
EBITA margin	19.4 %	18.8 %	



Orkla Aluminium Products

Ole Enger
CEO Sapa AB







ORKLA

Safety Year to Date September 2007: Sapa Group



Sapa Group Recordable Accidents
Per 1,000,000 hours
30.0
25.0
20.0
15.0
10.0
5.0
0.0
2005
2006
Jan-07
Feb-07
Mar-07
Apr-07
May-07
Jun-07
Jul-07
Aug-07
Sep-07
Sapa LWDR
Sapa TRR

Year to date

LWDR: 4.90

TRR: 16.85

LWDR: Lost Work Day accident Rate

TRR: Total Recordable accident Rate

ORKLA

The Sapa growth story

	2001 -2005	2005 -2006	2007 →	2007 →
Focus:	Structural	Operational improvements	Structural	Operational improvements
	Elkem acquires 74 % for SEK 4.5 billion Orkla acquires remaining 26 % for SEK 1.8 billion		Sapa and Alcoa establish world leading profile business	
Targets:	Strategic investment in Sapa AB	100 % profit improvement (2005 -2008)	Global leader - Restructuring - Grow in Asia	- Improve EBITA-margin to 5-6 % over a business cycle, 3 x asset turnover and ROCE at 15-20 %.
Results:	100 % control	NOK 496 → NOK 839 million (2005 - 2006) (Helped by the market)	Controlling ownership (54 %*)	

*Final ownership to be confirmed

Sapa AB - Integration according to plan

- Agreement with Alcoa signed June 2007
- Executive management group in place
- Integration activities started
- Implementation of shared service for former Alcoa entities initiated
- Consolidation of results as from Q3
- Enthusiastic organisation

Communicated in Q2:
- Q3 will be influenced by:

- Seasonal effects (holiday period)
- Overall market weakening
  - Demand weakening in South and West Europe
  - Very weak market for both building and transport in North America
- Consolidation of Alcoa figures
- Alcoa's heavier presence in South Europe and North America
- Start-up costs

ORKLA

Consolidation of Alcoa figures in Sapa Profiles

- Consolidation of Alcoa figures give significant increase in revenues
- Lower margins due to
  - Dilution effect from consolidation of Alcoa figures
  - Weaker markets in North America, South-Europe and UK
- Continued positive growth for Heat Transfer and Building System

Orkla Aluminium Products
in NOK million

1 Jul - 30 Sep			
Revenues	**2007**	**2006**	**Change**
Orkla Aluminium Products	**8 776**	**3 904**	125 %
Sapa Profiles	7 349	2 609	182 %
Sapa HT and BS*	1 666	1 552	7 %
Eliminations	- 239	- 257	
EBITA			
Orkla Aluminium Products	**254**	**190**	34 %
Sapa Profiles	114	93	23 %
Sapa HT and BS*	140	97	44 %
EBITA margin	**2.9 %**	**4.9 %**	

* Sapa Heat Transfer and Building Systems

ORKLA

Investment Heat Transfer Shanghai

- Positive market outlook for both stationary and automotive air conditioning
- Total investment estimated at MCNY 600 (NOK ~450 million)
- The plant capacity will increase from 50,000 MT/year to 80,000 MT/year
- Production start-up 2010





Sources of value creation Sapa AB

Industry characteristics

- Growth: above GDP growth
- Profitability in the industry generally too low
- Sapa is the best performer of the larger companies
- Small producers perform surprisingly well
- Negligible scale effect demonstrated

Main challenge

How to create scale effects and differentiation

Sources of value creation

1. Customer intimacy: Sapa influences customers' solutions, either by proposing new design or by reducing costs
2. Cost improvement including:
   - Plant restructuring, procurement
   - Genesis, Redesign, Benchmarking – The Toyota Way
3. Improved EHS performance (especially at Sapa)

ORKLA

Sapa AB - Restructuring planned for Q4

- Plant overlap and weakening demand prompt restructuring needs
- 3-4 of the 40 units will probably be partially or fully shut down
  - Analysis ongoing, and will be concluded as soon as possible
- Opening balance sheet will reflect restructuring needs
- Layoff and restructuring costs in Q4 (USD 30-50 million), but is expected to be cash neutral

ORKLA

Sapa AB - Restructuring planned for Q4 / Europe


= Plants
= Restructuring case
= Repositioning case

ORKLA

Sapa AB - Restructuring & repositioning in the U.S.

Investments in profiles for air conditioning (Heath Exchanger)



Portland, OR
Yankton, SD
Spanish Fork, UT
Morris, IL
Cressona, PA
Parsons, KS
Louisville, KY
Catawba, NC
Magnolia, AR
Delhi, LA
REDD Team, FL
Monterrey, Mexico

=Heat exchanger tubing repositioning case

=Fabricated products restructuring case

ORKLA

Prerequisite for reaching target of 5-6 % EBITA-margin over a business cycle and world class in a business with 10 thousands of customers and over 100 thousands of products with more than 40 plants in 15 countries:

Decentralised Business Model

ORKLA

Sapa AB a decentralised business model – Prerequisites for success

All entities are responsible for:

- Their own bottom line
- Full EHS responsibility
- Full ownership of competence and resources
  - Pulling the help chain when necessary
- Genesis (Toyota production system) implementation
- Customer Value Management

ORKLA

Sapa AB - The role of corporate management

- Set strategic directions
- Monitor improvements in all units
  - Ensure that all underperforming units have clear roadmap to achieving financial targets
  - If this is not done, one of the following two things will happen:
  - - Change in management
  - - Closing of unit
- Help chain for Genesis, EHS and CVM
- Help chain for Technology, HR, Finance and Strategy

ORKLA

Q4 influenced by:

- Weaker profile and building systems markets than Q4 last year
- Strong demand for Heat transfer
- Restructuring costs for Sapa AB
- Further start-up/integration costs for Sapa AB



Major opportunities

- Creating global leadership
  - Opportunity to shape the industry
  - Good geographical complementarities
  - Broad product range
- Improving financial performance
  - Customer intimacy
  - Production improvements
  - Bring Sapa AB up to 5-6 % EBITA-margin over the business cycle, within 3 years
- Exploring further growth potentials



ORKLA

Appendix

Balance sheet

Key figures *in NOK million*

	30.9.2007	30.9.2006	31.12.2006
Intangible assets	16 409	17 457	17 571
Property, plant and equipment	19 906	16 086	16 568
Financial non-current assets	13 449	5 663	7 914
Non-Current assets	**49 764**	**39 206**	**42 053**
Assets held for sale		**0**	**113**
Inventories	8 486	6 587	6 510
Receivables	13 630	17 538	10 924
Share Portfolio etc.	17 728	17 621	18 224
Cash and cash equivalents	2 520	2 402	1 788
Current assets	**42 364**	**44 148**	**37 446**
Total assets	**92 128**	**83 354**	**79 612**
Paid-in equity	2 001	2 007	2 008
Earned equity	48 429	42 265	45 765
Minority interests	2 600	382	336
Equity	**53 030**	**44 654**	**48 109**
Provisions	5 269	5 393	5 308
Non-current interest-bearing liabilities	16 734	11 187	10 849
Current interest-bearing liabilities	3 207	11 202	3 552
Other current liabilities	13 888	10 918	11 794
Equity and liabilities	**92 128**	**83 354**	**79 612**
Equity to total assets ratio	57.6 %	53.6 %	60.4 %
Net gearing	0.3	0.4	0.2

ORKLA

Cash flow

Key figures *in NOK million*

1 Jan - 30 Sep	**2007**	**2006**
Industry division:		
Operating profit	3 115	3 175
Amortisations, depreciations and write-downs	1 965	1 491
Changes in net working capital	- 808	- 912
Net replacement expenditure	-1 072	-1 163
Cash flow from operations	**3 200**	**2 591**
Financial items, net	- 539	- 451
Cash flow from Industry division	**2 661**	**2 140**
Cash flow from Financial Investments	**1 294**	**1 234**
Taxes paid and miscellaneous	- 950	- 909
Cash flow before capital transactions	**3 005**	**2 465**
Dividends paid and share buybacks	-2 751	-1 869
Cash flow before expansion	**254**	**596**
Net expansion	-7 900	-3 891
Net purchases/sales portfolio investments	1 413	242
Net cash flow	**-6 233**	**-3 053**
Currency translation net interest-bearing debt	684	- 341
Change in net interest-bearing debt	**5 549**	**3 394**
Net interest-bearing debt	**16 969**	**19 430**

ORKLA

Currency translation effects

in NOK million

Revenues	Q3-07	per Q3-07
Orkla Foods	-45	97
Orkla Brands	-13	36
Orkla Aluminium Products	-274	-64
Elkem	0	0
Borregaard	-28	-41
Total	**-360**	**28**

EBITA	Q3-07	per Q3-07
Orkla Foods	-4	1
Orkla Brands	-3	1
Orkla Aluminium Products	-12	2
Elkem	0	0
Borregaard	-4	-2
Total	**-23**	**2**

Portfolio key figures

Key figures *in NOK million*

	30 Sep 07	31 Dec 06	Change 07
Market value portfolio	17 686	18 198	- 512
Unrealised gains before tax	4 014	5 647	-1 633
Share of portfolio invested			
- outside Norway	52 %	51 %	+1 % pts
- in listed companies	84 %	85 %	-1 % pts

Largest holdings in the portfolio

Market value *in NOK million*

per 30 Sep 2007

Principal holdings	Industry	Market value	Share of portfolio (%)	Share of equity (%)
Tomra	Industry	915	5.2	14.2
Hennes & Mauritz	Retailing	746	4.2	0.3
Vimpelcom	Telecommunication	736	4.2	0.4
DnB NOR	Bank	722	4.1	0.7
Rieber & Søn	Food	659	3.7	15.6
Fast Search	Systems Software	530	3.0	14.5
Amer Group	Consumer Goods	450	2.5	5.0
Rondane Holding	Industry	396	2.2	38.4
Nokian Renkaat	Automobiles & Components	360	2.0	1.4
Norsk Hydro	Energy	351	2.0	0.1
Total principal holdings		5 865	33.1	
Market value of entire portfolio		**17 686**		

Increased raw material costs for Primary Aluminium

- Negative effect on results due to increased raw material costs and weak USD
- Increased costs at Mosjøen due to ramp-up of new anode plant
- Continued high aluminium prices
  - Average 3 month LME prices USD 2 605, up from USD 2 527 in Q3-06
  - Loss on aluminium hedge NOK 90 million

NOK million


EBITA per quarter - Aluminium
160
140
120
100
80
60
40
20
0
2004
2005
2006
2007

Strong trading results and high production for the energy operations

- EBITA + 42 % compared with Q3-06
- High hydro power production
  - 820 GWh in Q3, up 219 GWh compared with last year
- Strong result from the trading operations
- Continued low energy prices in the quarter
  - 15.7 øre/kWh compared with 48.3 øre/kWh



NOK million
EBITA per quarter - Energy
2004
2005
2006
2007

Aluminium hedging at Elkem

Primary Aluminium - LME 3 month USD/MT



- Elkem Aluminium recorded a loss of NOK 90 million on its metal hedging in Q3-07 (50 % basis)
- At the end of the third quarter 396 000 MT of aluminium were sold forward at an average price of USD 1 931 per MT (100% basis). Put options for 12 869 MT have been purchased at an average strike price of USD 1 730 per MT.
- Unrealised metal hedging losses total NOK 710 million (50 % basis), distributed over 2007-2011

Financial items

ORKLA

Financial items

Key figures *in NOK million*

1 Jan - 30 Sep	2007	2006	Full year 2006
Net interest expenses	-537	-447	-579
Currency gain/loss	22	18	-38
Other financial items, net*	1 158	273	333
Net financial items	**643**	**-156**	**-284**

* Major effects in 2007:
- Gains from sale of shares in Mecom (NOK 311 million), financial interest in Good Energies' sale of REC shares (NOK 270 million) and interest in real estate projects on Fornebu (NOK 261 million)
- According to IFRS changes in the fair value of put options issued in REC must be recognised in the income statement NOK 455 million.

ORKLA

Equity and liabilities



NOK billion
Net gearing
60
54
48
42
36
30
24
18
12
6
0
-6
1.4
1.2
1.0
0.8
0.6
0.4
0.2
0.0
-0.2
1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 Q1-07 Q2-07 Q3-07
Equity Net interest-bearing liabilities Net gearing

Figures as reported
IFRS accounting from 2004

Debt maturity profile 30 Sep 2007



NOK million
Average maturity 5.5 years
7 000
6 000
5 000
4 000
3 000
2 000
1 000
0
2007 2008 2009 2010 2011 2012 2013 2014 2017
Drawn amounts Unutilised credit facilities

ORKLA

THE THIRD QUARTER IN BRIEF

THIRD QUARTER 2007

- Group pre-tax profit in the third quarter totalled NOK 2,234 million (NOK 1,461 million)[1]. The NOK 773 million increase was largely due to high portfolio gains. Operating profit before amortisation was on a par with last year.
- Orkla Branded Consumer Goods has implemented a number of measures to improve profitability at Orkla Foods. These measures will take effect gradually and the aim is to correct the profit situation in the course of 2008. Orkla Brands reported satisfactory profit for the third quarter.
- In Orkla Aluminium Products, Sapa's and Alcoa's profile businesses have been merged and the new company, Sapa AB, was fully operational from the third quarter of 2007. This resulted in a significant rise in operating revenues and a good foundation for future growth but, as expected, the contribution to third quarter profit was more moderate.
- Orkla Materials reported 2 % profit growth. Generally good markets for many of its business areas were partially offset by higher raw material costs and an unfavourable currency situation. The combination of a strong NOK and a weak USD has a negative impact for both Borregaard and Elkem.
- Orkla Associates had another good quarter and the contribution to profit from associates increased by 32 % to NOK 197 million. REC increased its EBITDA by 23 % to NOK 643 million, while Jotun continued to report good profit growth.
- The exposure of the Share Portfolio has been reduced somewhat and net portfolio gains of NOK 1,398 million were realised in the third quarter. The return on the portfolio was 13.3 % at the end of September.

[1] The figures in brackets refer to the corresponding period of the previous year

KEY FIGURES THIRD QUARTER FOR ORKLA ASA

Amounts in NOK million	1.1.-30.9. 2007	1.1.-30.9. 2006	1.1.-31.12. 2006	1.7.-30.9. 2007	1.7.-30.9. 2006
Operating revenues	**45,732**	38,103	52,683	**17,795**	12,651
Operating profit (EBITA)*	**3,893**	3,432	5,084	**1,232**	1,220
Profit before taxes	**8,792**	5,560	8,525	**2,234**	1,461
Earnings per share diluted (NOK)	**7.1**	8.4	10.9	**1.7**	5.1
Cash flow from operations	**3,200**	2,591	4,555	**1,313**	1,285
Net interest-bearing debt	**16,969**	19,430	11,420		
Equity (%)	**57.6**	53.6	60.4		
Net gearing	**0.32**	0.44	0.24		

* Before amortisation and other expenses

OPERATING REVENUES


NOK million
20 000
16 000
12 000
8 000
4 000
0
12 498
12 954
12 651
14 580
13 888
14 049
17 795
1Q 2Q 3Q 4Q
1Q 2Q 3Q
2006
2007

OPERATING PROFIT*


NOK million
1 800
1 200
600
0
1 168
1 044
1 220
1 652
1 467
1 194
1 232
1Q 2Q 3Q 4Q
1Q 2Q 3Q
2006
2007

* Before amortisation and other expenses

More information about Orkla is available at **www.orkla.com/ir**

THE ORKLA GROUP

At the end of the second quarter, Orkla and Alcoa signed an agreement to merge their aluminium profile businesses to form a global leading company. The former Alcoa operations were consolidated into the accounts with effect from 1 June 2007. This is the main reason why Group operating revenues increased by 41 %, from NOK 12,651 million in the third quarter of 2006 to NOK 17,795 million in the third quarter of 2007. The NOK strengthened against both the USD and EUR-related currencies in the third quarter. This resulted in a negative currency translation effect of NOK -360 million on operating revenues.

Group operating profit before amortisation increased to NOK 1,232 million in the third quarter (NOK 1,220 million)[1]. Negative currency translation effects amounted to NOK -23 million for the quarter. While Orkla Aluminium Products, Orkla Materials and Orkla Financial Investments reported profit growth, weak results for Orkla Foods counteracted the progress made by Orkla Brands and resulted in an overall decline for Orkla Branded Consumer Goods.

Goodwill impairment tests were carried out for the Group in the third quarter. In this connection, a decision was made to write down book goodwill related to the Romanian Branded Consumer Goods businesses by a total of NOK 265 million. Combined with sale and restructuring provisions in Poland, the writedown of book value in the Russian snacks business and the winding up of the Swedish food business Topp, this resulted in other expenses amounting to NOK 429 million in the third quarter. However, most of this will not affect cash flow.

Orkla's ownership interests in REC (39.75 %) and Jotun (42.5 %) are presented according to the equity method on the line for associates. The contribution from REC to Orkla's profit was NOK 123 million in the third quarter (NOK 91 million)[1], while the contribution from Jotun was NOK 72 million (NOK 55 million)[1].

Book portfolio gains and the change in fair value of associates, reported under Orkla Financial Investments, amounted to NOK 1,398 million (NOK 199 million)[1]. At quarter-end, unrealised gains amounted to over NOK 4 billion. The return on the share portfolio was 13.3 % at the end of the third quarter, compared with 12.7 % for the Oslo Stock Exchange Benchmark Index and 20.0 % for the Morgan Stanley Nordic Index.

In connection with the purchase of additional REC shares in the first quarter of 2007, Orkla issued three put options in REC to Q-Cells AG. According to IFRS, ongoing changes in the value of these options must be recognised in the income statement, and in the third quarter the change in value amounted to a calculated financial income of NOK 37 million.

The tax charge for 2007 is estimated to be approximately 16 %.

Group earnings per share (diluted) amounted to NOK 1.7 for the third quarter. In the third quarter of last year, earnings per share totalled NOK 5.1, of which NOK 4 was related to the sale of Orkla Media. Adjusted for discontinued business and amortisation, and for other revenues and expenses, earnings per share were NOK 2.1, which is NOK 0.9 higher than last year. This is primarily due to substantial portfolio gains.

ORKLA BRANDED CONSUMER GOODS

- Satisfactory growth for Orkla Brands
- High raw material prices and market challenges for Bakers and in Eastern Europe resulted in continued weak profit growth for Orkla Foods
- The effects of price increases, restructuring and intensified improvement programmes are expected to return Orkla Foods to its previous profit trend in the course of 2008
- Progress for Orkla Food Ingredients

Operating revenues for Orkla Branded Consumer Goods increased by NOK 111 million in the third quarter, of which organic growth accounted for 1 %. So far this year, operating revenues have increased by NOK 927 million to NOK 16,076 million. Third quarter operating profit before amortisation was NOK 72 million lower than last year. Operating profit before amortisation for the first nine months amounted to NOK 1,522 million (NOK 1,667 million)[1].

ORKLA FOODS

Third quarter operating revenues amounted to NOK 3,553 million (NOK 3,506 million)[1], equivalent to an underlying[2] decline of 1.7 % compared with the third quarter of 2006. Operating profit before amortisation was NOK 245 million (NOK 341 million)[1]. Year-to-date operating revenues amount to NOK 10,496 million (NOK 10,065 million)[1], while operating profit before amortisation was NOK 612 million (NOK 819 million)[1] at the end of September.

Efforts to turn around the negative trend at Orkla Foods have been intensified. Higher prices for factor inputs continue to pose a challenge for Orkla Foods, and the prices of important raw materials continued to rise in the third quarter. This must be partially compensated by increasing the price of finished products. Due to contractual factors, however, the price increases will take effect gradually during the last half of 2007 and the first half of 2008. Further price increases are assessed continuously in relation to the increases in raw material prices that are reflected on the market. The existing cost-cutting programmes have been reinforced with a view to achieve total cost savings of NOK 750 million in the period 2006-2008. Bakers faces a challenging market situation in Norway, but the profitability trend is expected to be turned around in the course of 2008. In Poland, an agreement was signed in the third quarter for the sale of Superfish (seafood), and further structural changes will be considered.

Orkla Foods Nordic reported third quarter operating revenues of NOK 2,253 million (NOK 2,287 million)[1] and underlying[2] operating revenues were down 1.6 %. Operating profit before amortisation was NOK 232 million (NOK 288 million)[1]. Profit declined in Sweden and Norway, while profit performance improved in Denmark and Finland.

Operating revenues for Orkla Foods International totalled NOK 599 million (NOK 607 million)[1]. Operating profit before amortisation was NOK -27 million (NOK 18 million)[1].

Orkla Food Ingredients reported operating revenues of NOK 785 million (NOK 692 million)[1] Operating profit before amortisation totalled NOK 40 million (NOK 35 million)[1].

[1] Excluding acquisitions, divestments and currency translation effects

GROUP INCOME STATEMENT

Amounts in NOK million	1.1.-30.9. 2007	1.1.-30.9. 2006	1.1.-31.12. 2006	1.7.-30.9. 2007	1.7.-30.9. 2006
Operating revenues	**45,732**	38,103	52,683	**17,795**	12,651
Operating expenses	**(40,335)**	(33,335)	(45,800)	**(15,990)**	(10,984)
Depreciations and write-downs property, plant and equipment	**(1,504)**	(1,336)	(1,799)	**(573)**	(447)
Amortisation intangible assets	**(167)**	(159)	(216)	**(53)**	(53)
Other income and expenses	**(429)**	0	(388)	**(429)**	0
Operating profit	**3,297**	3,273	4,480	**750**	1,167
Profit from associates	**843**	171	289	**197**	149
Dividends	**719**	717	769	**65**	119
Gains and losses/write-downs Share Portfolio	**3,290**	1,555	3,271	**1,398**	199
Financial items, net	**643**	(156)	(284)	**(176)**	(173)
Profit before taxes	**8,792**	5,560	8,525	**2,234**	1,461
Taxes	**(1,407)**	(1,001)	(1,346)	**(424)**	(222)
Profit after taxes	**7,385**	4,559	7,179	**1,810**	1,239
Discontinued operations	**0**	4,144	4,109	**0**	4,002
Profit for the period	**7,385**	8,703	11,288	**1,810**	5,241
Minority interests' share of profit	**96**	35	52	**47**	9
Profit attributable to equity holders	**7,289**	8,668	11,236	**1,763**	5,232
Profit before tax, Industry division	**4,165**	3,130	4,150	**662**	1,127
Profit before tax, Orkla Financial Investments	**4,627**	2,430	4,375	**1,572**	334
Earnings per share (NOK)	**7.1**	8.4	10.9	**1.7**	5.1
Earnings per share diluted (NOK)	**7.1**	8.4	10.9	**1.7**	5.1
Earnings per share diluted (NOK)*	**7.5**	4.5	7.3	**2.1**	1.2

* Excl. amortisation, other income and expenses and discontinued operations

The interim report has been prepared in accordance with IAS 34 Interim Financial Reporting and the same accounting policies and methods of computation are followed as compared with the most recent annual financial statements.

In the third quarter, NOK 324 million was expensed under other revenues and expenses in connection with the write-down of goodwill in Orkla Foods Romania, the sale of Superfish and other restructuring in Poland.

ORKLA BRANDS

Orkla Brands' third quarter operating revenues amounted to NOK 1,810 million (NOK 1,737 million)[1]. The underlying[2] rise in operating revenues was 7 %. All units reported increased sales compared with last year, and Snacks and Confectionery performed particularly well. The main innovations in the third quarter were Yade (Confectionery), Colour Define (Lilleborg), Naturchips (Snacks) and new products under the Pierre Robert label (Textiles). At the end of the third quarter of 2007, underlying[2] revenue growth was 5 %.

Third quarter operating profit before amortisation totalled NOK 351 million, which is NOK 24 million higher than in the corresponding period of last year. NOK 20 million of this is ascribable to a positive accruals effect in the third quarter and underlying[2] profit was on a par with last year. Dietary Supplements reported good profit growth, primarily related to the positive effects of coordinating the operations of the businesses acquired in recent years. Lilleborg reported a decline in profit, while the results from the other businesses were on a par with or somewhat better than last year. Several businesses are experiencing stronger pressure on margins due to higher raw material prices. At quarter-end, accumulated profit was NOK 62 million higher than last year.

All in all, market shares were on a par with last year. Lilleborg's increased market shares for skin and personal hygiene products were offset by a decline in market shares for dishwashing products. Market shares for dietary supplements declined somewhat in Norway, while the biscuits business in Sweden strengthened its position slightly.

A decision has been made to close down the Swedish food company, Topp, which is part of the Snacks business. As a result of this, combined with the writedown of assets in the Russian snacks business, NOK 105 million has been expensed under other revenues and expenses in the third quarter.

ORKLA ALUMINIUM PRODUCTS

- The consolidation of Alcoa's former aluminium profile business has led to a significant rise in operating revenues but lower margins
- Underlying[2] operating revenues up 10 % compared with the third quarter of 2006
- A decline on the US market and certain signs of weakening on the European market, especially in the construction industry

OPERATING PROFIT PER BUSINESS AREA*

Amounts in NOK million	1.1.-30.9. 2007	1.1.-30.9. 2006	1.1.-31.12. 2006	1.7.-30.9. 2007	1.7.-30.9. 2006
Orkla Group	**3,893**	**3,432**	**5,084**	**1,232**	**1,220**
Orkla Branded Consumer Goods	**1,522**	**1,667**	**2,455**	**596**	**668**
Orkla Foods	612	819	1,278	245	341
Orkla Brands	910	848	1,177	351	327
Orkla Aluminium Products	**982**	**603**	**839**	**254**	**190**
Sapa Profiles	571	333	442	114	93
Sapa Heat Transfer & Building System	411	270	397	140	97
Orkla Materials	**1,370**	**1,178**	**1,804**	**402**	**393**
Elkem	1,098	885	1,438	286	277
Borregaard	272	293	366	116	116
Orkla Financial Investments	**182**	**98**	**185**	**34**	**(4)**
Orkla HQ/Other Business	**(163)**	**(114)**	**(199)**	**(54)**	**(27)**

* Before amortisation and other income and expenses

See appendix for detailed split on operating revenues and operating profit.

The agreement to merge Sapa's and Alcoa's aluminium profile businesses was signed on 8 June this year, and Alcoa's operations were consolidated in the accounts as from 1 June 2007.

In the four-month period from 1 June, Alcoa's former profile business sold 179,100 tonnes. Sapa's original profile businesses reported third quarter sales of 106,700 tonnes, which is 4 % higher than in the same period last year.

Third quarter operating revenues totalled NOK 8,776 million (NOK 3,904 million)[1], of which Alcoa's former business contributed NOK 4,640 million.

For the profile business in particular, the holiday break has a seasonally negative impact on third quarter results. However, the market trend in important markets, such as the USA, the UK and Spain was also weaker. The German and Scandinavian markets remained strong.

Operating profit before amortisation increased from NOK 190 million in the third quarter of 2006 to NOK 254 million in the third quarter of 2007.

The merged profile business reported operating profit before amortisation of NOK 114 million, compared with pro forma profit of NOK 120 million in 2006. The positive effect of consolidating Alcoa's profile business into the accounts from 1 June is estimated to have been NOK 15 million in the third quarter.

Both Heat Transfer and Building System reported profit growth compared with the third quarter of last year and achieved operating profit before amortisation of NOK 140 million (NOK 97 million)[1]. In Heat Transfer, the Shanghai business continued to perform very well. A decision has been made to invest NOK 450 million to increase capacity in China from the current 50,000 tonnes to 80,000 tonnes.

ORKLA MATERIALS

- Profit growth for the silicon business, driven by good markets and strong demand
- A weak USD and higher commodity prices resulted in lower profit for Primary Aluminium
- Good markets and profit growth for Borregaard's chemicals business
- High level of production and good trading results for Elkem Energy, while Borregaard Energy reported weaker profit growth due to reduced contract volume (winding down of the DNN contract)

Operating revenues for Orkla Materials amounted to NOK 3,403 million (NOK 3,314 million)[1] in the third quarter. Operating profit before amortisation was NOK 402 million (NOK 393 million)[1].

ELKEM

Third quarter operating revenues totalled NOK 2,219 million (NOK 2,143 million)[1]. Operating profit before amortisation ended at NOK 286 million, up NOK 9 million from the same period last year. At the end of the third quarter, operating revenues amounted to NOK 7,003 million (NOK 6,719 million)[1], while operating profit before amortisation was NOK 1,098 million (NOK 885 million)[1].

Profit for Primary Aluminium was lower than in the third quarter of last year, largely due to higher alumina costs, a weaker USD and a strong NOK. The average price of aluminium for three-month delivery on the London Metal Exchange (LME) was USD 2,605 in the third quarter of 2007, compared with USD 2,527 in the third quarter of 2006. Primary aluminium prices have declined throughout the quarter. A loss of NOK 90 million on metal hedges was realised in the third quarter. Delivered

volume totalled 76,000 tonnes. The investment in a new anode factory in Mosjoen, Norway was completed in the quarter.

The energy business reported satisfactory profit in the third quarter of 2007, primarily driven by good results from power trading and high electricity production. Heavy precipitation and high reservoir inflow enabled hydropower production of 820 GWh for Elkem's operation in Norway in the third quarter, which is 219 GWh higher than in the corresponding period last year. Elkem's water resource situation in the form of reservoir storage is significantly stronger at the end of the third quarter than normal for the time of year. At 14.0 øre/kWh in July, 13.2 øre/kWh in August and 19.8 øre/kWh in September, the system price on the Nordic market was low in the third quarter. Profit from trading was high in the quarter, and significantly better than in the corresponding period of last year. The development of Saudefaldene is proceeding in line with revised plans.

Profit from the silicon-related units was significantly better than in the third quarter of 2006, mainly due to higher selling prices. The market for silicon metal and ferrosilicon continued to strengthen in the third quarter. The other silicon-related units reported a good operating situation and profit growth. The construction of a new industrial plant for Elkem Solar at Fiskaa in Kristiansand is forging ahead and is expected to start up in the second half of 2008. Costs totalling NOK 59 million were expensed in connection with Elkem Solar in the third quarter.

BORREGAARD

Borregaard's third quarter operating revenues amounted to NOK 1,189 million (NOK 1,196 million)[1], equivalent to an underlying[2] increase of 2 % compared with the same period last year. Operating profit before amortisation was NOK 116 million (NOK 116 million)[1]. At the end of the first nine months, operating revenues totalled NOK 3,443 million, equivalent to an underlying[2] increase of 1 % compared with last year. Operating profit before amortisation amounted to NOK 272 million (NOK 293 million)[1].

The company's chemicals business reported good profit improvement compared with the third quarter of 2006 (NOK 99 million compared with NOK 61 million). This was especially ascribable to good market conditions for lignin products, particularly for the construction industry. Due to limited raw material supplies, the total sales volume in the quarter was on a par with last year, while higher selling prices and a better product mix more than counterbalanced a weaker USD. Demand for speciality cellulose, particularly dissolving cellulose for use in textile production, increased and prices were higher. However, profit growth was slowed by continued high timber and energy costs and a weaker USD and EUR.

As expected, Borregaard's energy business posted significantly lower profit in the third quarter (NOK 17 million compared with NOK 55 million), due to a reduced volume of contract-based power (the DNN contract). Prices were low in the quarter and profit from financial power trading declined compared with last year.

ORKLA ASSOCIATES

Orkla Associates consists of investments in the Renewable Energy Corporation ASA (REC) (39.75 % stake), Jotun AS (42.5 % stake) and Hjemmet Mortensen AS (40 % financial ownership interest). REC and Jotun are presented in Orkla's financial statements according to the equity method and Orkla's share of profit after tax is reported on the line for "Profit from associates". Hjemmet Mortensen is presented as a joint venture and the figures are reported line by line under "Orkla HQ/Other business". The figures below are on a 100 % basis.

REC continues to grow strongly and its third quarter operating revenues rose 30 % to NOK 1,480 million (NOK 1,139 million)[1]. EBITDA were up 23 %, from NOK 522 million in the third quarter of 2006 to NOK 643 million in the same quarter of 2007. Operating revenues for the first nine months have increased 58 % to NOK 4,768 million (NOK 3,014 million)[1] and EBITDA for the same period were up 80 % to NOK 2,324 million (NOK 1,289 million)[1]. REC's third quarter operating profit was negatively affected by NOK 70 million in costs relating to operational disruptions caused by power outages and experimentation with the use of recycled material, as well as NOK 66 million in further expansion costs. REC continues to expand strongly and, in connection with the presentation of its third quarter results, announced that it has entered into a major agreement with Photovoltech for the supply of wafers at prices that are still very good. The contract will run until 2015 and has a value of NOK 5.3 billion. At the same time, the company announced plans to build the world's largest fully-integrated manufacturing complex for the production of silicon wafers, cells and modules in Singapore. The investment is estimated to total EUR 3 billion and production is scheduled to begin in 2010. The plan is for the complex to deliver modules that produce a total of 1.5 GWh power, which is three times REC's current production of silicon wafers. REC also signalled that it has plans for further investment to increase its silicon production capacity.

Jotun continued to report underlying growth in sales and operating profit in the third quarter of 2007. At NOK 2,273 million, operating revenues were up 12 % from the same period of 2006 (NOK 2,032 million)[1]. Jotun's operating revenues for the first nine months of 2007 totalled NOK 6,785 million, compared with NOK 5,792 million at the same time last year. At the end of the first eight months, Jotun reported operating profit of NOK 701 million (NOK 528 million)[1] and profit before tax of NOK 687 million (NOK 489 million)[1]. Sales for the second four-month period were significantly higher than for the corresponding period last year, particularly in the Marine and Protective segment. All business areas reported profit improvement. However, persistently high raw material prices and a weaker USD reduced margins somewhat in the core areas. Jotun is continuing to expand its operations internationally and is currently building a new plant in India. It has also decided to build new plants in Korea and Libya.

Third quarter operating revenues for Hjemmet Mortensen amounted to NOK 412 million (NOK 394 million)[1], and operating profit before amortisation was NOK 73 million (NOK 77 million)[1]. Year-to-date operating revenues increased with 6 % to NOK 1,276 million, while operating profit before amortisation for the first nine months came to NOK 190 million (NOK 216 million)[1].

GROUP BALANCE SHEET

Amounts in NOK million	30.9. 2007	30.9. 2006	31.12. 2006
Intangible assets	**16,409**	17,457	17,571
Property, plant and equipment	**19,906**	16,086	16,568
Financial non-current assets	**13,449**	5,663	7,914
Non-current assets	**49,764**	39,206	42,053
Assets held for sale	**0**	0	113
Inventories	**8,486**	6,587	6,510
Receivables	**13,630**	17,538	10,924
Share Portfolio etc.	**17,728**	17,621	18,224
Cash and cash equivalents	**2,520**	2,402	1,788
Current assets	**42,364**	44,148	37,446
Total assets	**92,128**	83,354	79,612
Paid-in equity	**2,001**	2,007	2,008
Earned equity	**48,429**	42,265	45,765
Minority interests	**2,600**	382	336
Equity	**53,030**	44,654	48,109
Provisions	**5,269**	5,393	5,308
Non-current interest-bearing liabilities	**16,734**	11,187	10,849
Current interest-bearing liabilities	**3,207**	11,202	3,552
Other current liabilities	**13,888**	10,918	11,794
Equity and liabilities	**92,128**	83,354	79,612
Equity ratio (%)	**57.6**	53.6	60.4

CHANGE IN EQUITY

Amounts in NOK million	1.1.–30.9. 2007	1.1.–30.9. 2006	31.12. 2006
Equity 1 January	**47,773**	37,177	37,177
Profit for the period after minorities	**7,289**	8,668	11,236
Dividends	**(2,061)**	(1,643)	(1,643)
Sale/buy back of own shares	**(656)**	(171)	(158)
Change in fair value shares	**(2,121)**	125	929
Change in fair value hedging instruments	**213**	120	(133)
Options costs	**19**	16	21
Gains on deemed disposals	**676**	-	-
Translation effects	**(702)**	(20)	344
Equity at end of period	**50,430**	44,272	47,773

CASH FLOW[1]

Amounts in NOK million	1.1.–30.9. 2007	1.1.–30.9. 2006	1.1.–31.12. 2006	1.7.–30.9. 2007	1.7.–30.9. 2006
Industry division:					
Operating profit	**3,115**	3,175	4,295	**715**	1,172
Amortisation, depreciations and impairment charges	**1,965**	1,491	2,377	**926**	499
Changes in net working capital, etc.	**(808)**	(912)	(770)	**56**	1
Cash flow from operations before net replacement expenditures	**4,272**	3,754	5,902	**1,697**	1,672
Net replacement expenditures	**(1,072)**	(1,163)	(1,347)	**(384)**	(387)
Cash flow from operations	**3,200**	2,591	4,555	**1,313**	1,285
Financial items, net	**(539)**	(451)	(814)	**(138)**	(152)
Cash flow from Industry division	**2,661**	2,140	3,741	**1,175**	1,133
Cash flow from Orkla Financial Investments	**1,294**	1,234	1,113	**209**	(146)
Taxes paid	**(1,029)**	(1,159)	(1,607)	**(98)**	(109)
Other	**79**	250	375	**9**	280
Cash flow from capital transactions	**3,005**	2,465	3,622	**1,295**	1,158
Dividends paid	**(2,095)**	(1,698)	(1,704)	**(128)**	(230)
Net buy back own shares	**(656)**	(171)	(158)	**(688)**	(292)
Cash flow before expansion	**254**	596	1,760	**479**	636
Expansion investments, Industry division	**(2,129)**	(751)	(1,291)	**(810)**	(268)
Sold companies/share of companies	**1,813**	394	7,797	**75**	387
Acquired companies/share of companies	**(7,584)**	(3,534)	(5,094)	**(458)**	(900)
Net purchases/sales Share Portfolio	**1,413**	242	1,710	**1,282**	(598)
Net cash flow	**(6,233)**	(3,053)	4,882	**568**	(743)
Currency translation net interest-bearing debt	**684**	(341)	(266)	**191**	(426)
Change in net interest-bearing debt	**5,549**	3,394	(4,616)	**(759)**	1,169
Net interest-bearing debt	**16,969**	19,430	11,420		

[1] The cash flow is based on that Orkla Media is presented as discontinued operations in 2006

ORKLA FINANCIAL INVESTMENTS

Third quarter profit before tax totalled NOK 1,572 million (NOK 334 million)[1].

Net asset value for the Share Portfolio was in the third quarter reduced with around NOK 500 million, while the return on the Share Portfolio for the first nine months was 13.3 %, compared with 12.7 % for the Oslo Børs Benchmark Index and 20.0 % for the Morgan Stanley Nordic Index. The exposure has been reduced somewhat and at quarter-end the market value of the Share Portfolio was NOK 17,686 million after net sales of shares worth NOK 1.282 million. The largest transaction was the sale of Steen & Strøm shares. The shares were sold to Canica AS after an equal offer to all shareholders. Unrealised gains totalled NOK 4,014 million at the end of the third quarter. Realised portfolio gains amounted to NOK 1,398 million (NOK 199 million)[1], while dividends received totalled NOK 65 million (NOK 119 million)[1].

Orkla Finans' third quarter operating revenues totalled NOK 41 million (NOK 55 million)[1] and operating profit came to NOK -7 million (NOK 5 million)[1].

Orkla Eiendom (real estate) posted operating profit of NOK 53 million (NOK -2 million)[1] for the third quarter.

STRUCTURAL CHANGES

On 8 June this year, Orkla and Alcoa signed an agreement to merge their aluminium profile businesses to form a leading global company, Sapa AB. The opening balance for the new company was calculated on the basis of the balance sheet total on 31 May 2007. Orkla has therefore found it most correct, from an accounting point of view, to consolidate the new company effective from 1 June this year. This means that four months of Alcoa's operations have been reported in the third quarter. In accordance with IFRS, excess value has been ascribed to the inventories that were taken over. As a result of this, the cost of goods in June was correspondingly higher than normal and the book contribution to profit from Alcoa's businesses in June was therefore modest.

Preliminary excess value analyses in connection with the transaction have been carried out and value shortfalls of approximately NOK 650 million relating to some of the plants taken over were identified. The residual value of the acquisition consists of goodwill totalling just under NOK 200 million. A final excess value analysis will be completed in time for presentation of the annual financial statements for 2007 at the latest. Further explanatory comments may be found in the stock exchange notice of 6 July 2007.

Pro forma figures for the new company for 2006 were communicated in a separate notice on 18 October 2007 and are also provided in an attachment to the quarterly report.

CASH FLOW AND FINANCIAL SITUATION

Cash flow from operating activities amounted to NOK 1,313 million in the third quarter, an improvement of NOK 28 million compared with the same quarter last year.

Working capital was on a par with the preceding quarter and the third quarter of 2006.

Third quarter expansion investments totalled NOK 810 million, largely relating to Elkem. Elkem Solar and the hydropower development project at Saudefaldene accounted for the largest outgoings.

Net sales of portfolio shares in the third quarter totalled NOK 1,282 million (net purchases of NOK 598 million)[1]. Net purchases of Orkla's own shares in the same period amounted to NOK 688 million (NOK 292 million)[1].

After expansion and net portfolio investments, the Group had a positive net cash flow of NOK 568 million in the third quarter. Net interest-bearing liabilities were reduced by NOK 759 million to a total of NOK 16,969 million at quarter-end.

The average borrowing rate for the Group's net interest-bearing liabilities in the third quarter was 4.9 %. Of the interest-bearing liabilities, which were mainly in SEK, EUR, DKK, USD and NOK, 85 % were at floating interest rates.

The balance has increased by about NOK 13 billion since the start of the year, mainly as a result of the above-mentioned establishment of Sapa AB (NOK 5.9 billion) and further purchases of REC shares (NOK 6.9 billion). The equity-to-assets ratio was 57.6 % at quarter-end.

OUTLOOK

The uncertainty on the financial markets and the degree to which this will affect the real economy, particularly in the USA, raises the biggest questions as regards the economic situation in the months ahead.

In the short term, a more negative trend in the USA is primarily expected to affect Orkla in the form of weaker international equity and financial markets, and through Orkla's increased exposure to the US aluminium profiles market.

Although the Nordic grocery market is expected to continue its stable growth, higher raw material prices must to a greater degree be compensated for by price rises. However, because of the contract structures in the retail sector, there is a time lag before price increases can be introduced. Outside the Nordic region, further structural measures will be considered and, on the whole, Orkla Branded Consumer Goods aims to return to its former positive profit trend in the course of 2008.

The trend for Orkla Aluminium Products in Europe is expected to be more uneven, but on the whole the division is expected to achieve relatively stable volume growth. However, the US market is significantly weaker than last year with a 15-20 % decline in volume. Operations in Asia are expected to continue to achieve positive growth. Sapa AB was formally established on 8 June this year and the establishment and adaptation of a new and considerably larger organisation with its own systems and routines will entail comprehensive processes that will continue throughout 2008 and into 2009. During this period, both increased investments and non-recurring expenses may be incurred. Furthermore, restructuring projects, which will also give rise to expenses, will be carried out during this period.

Demand is again expected to be good for Orkla Materials on most markets in the fourth quarter. However, a strong NOK and a weak USD will have a negative impact on Orkla Materials. On an annual basis, Orkla Materials' aggregate exposure to the USD is more than USD 400 million.

In the short term the Nordic stock markets will be significantly affected by the international trend. The markets were unstable throughout the third quarter and there is considerable uncertainty as to future developments. Orkla Financial Investments reduced its exposure to the stock markets to some degree in the third quarter.

Rising market rates and increased credit margins due to uneasy financial markets will result in a slightly higher average borrowing rate for the Orkla Group. Based on the current currency composition of liabilities, the average borrowing rate for 2007 is expected to rise by an estimated 1 percentage point compared with 2006.

Oslo, 30 October 2007
The Board of Directors of Orkla ASA

APPENDIX: OPERATING REVENUES AND OPERATING PROFIT* PER BUSINESS AREA AND SEGMENT

OPERATING REVENUES

Amounts in NOK million	1.1.-30.9. 2007	1.1.-30.9. 2006	1.1.-31.12. 2006	1.7.-30.9. 2007	1.7.-30.9. 2006
Orkla Group	**45,732**	**38,103**	**52,683**	**17,795**	**12,651**
Orkla Branded Consumer Goods	**16,076**	**15,149**	**21,398**	**5,326**	**5,215**
Orkla Foods	10,496	10,065	14,266	3,553	3,506
Orkla Foods Nordic	*6,751*	*6,685*	*9,283*	*2,253*	*2,287*
Orkla Food Ingredients	*2,245*	*2,020*	*2,857*	*785*	*692*
Orkla Foods International	*1,724*	*1,581*	*2,429*	*599*	*607*
Eliminations Orkla Foods	*(224)*	*(221)*	*(303)*	*(84)*	*(80)*
Orkla Brands	5,680	5,165	7,250	1,810	1,737
Eliminations Orkla Branded Consumer Goods	(100)	(81)	(118)	(37)	(28)
Orkla Aluminium Products	**18,165**	**11,993**	**16,318**	**8,776**	**3,904**
Sapa Profiles	13,681	8,079	10,984	7,349	2,609
Sapa Heat Transfer & Building System	5,301	4,750	6,425	1,666	1,552
Eliminations Orkla Aluminium Products	(817)	(836)	(1,091)	(239)	(257)
Orkla Materials	**10,417**	**10,103**	**13,798**	**3,403**	**3,314**
Elkem	7,003	6,719	9,180	2,219	2,143
Elkem Energy	*928*	*1,252*	*1,677*	*299*	*412*
Elkem Primary Aluminium	*1,978*	*1,952*	*2,590*	*596*	*593*
Elkem Silicon-related	*4,618*	*4,235*	*5,621*	*1,525*	*1,456*
Eliminations Elkem	*(521)*	*(720)*	*(708)*	*(201)*	*(318)*
Borregaard	3,443	3,421	4,658	1,189	1,196
Borregaard Energy	*127*	*323*	*428*	*42*	*100*
Borregaard Chemicals	*3,437*	*3,209*	*4,369*	*1,188*	*1,133*
Eliminations Borregaard	*(121)*	*(111)*	*(139)*	*(41)*	*(37)*
Eliminations Orkla Materials	(29)	(37)	(40)	(5)	(25)
Orkla Financial Investments	**692**	**502**	**763**	**166**	**108**
Orkla HQ/Other Business/Eliminations	**382**	**356**	**406**	**124**	**110**

OPERATING PROFIT*

Amounts in NOK million	1.1.-30.9. 2007	1.1.-30.9. 2006	1.1.-31.12. 2006	1.7.-30.9. 2007	1.7.-30.9. 2006
Orkla Group	**3,893**	**3,432**	**5,084**	**1,232**	**1,220**
Orkla Branded Consumer Goods	**1,522**	**1,667**	**2,455**	**596**	**668**
Orkla Foods	612	819	1,278	245	341
Orkla Foods Nordic	*593*	*721*	*1,057*	*232*	*288*
Orkla Food Ingredients	*110*	*94*	*166*	*40*	*35*
Orkla Foods International	*(91)*	*4*	*55*	*(27)*	*18*
Orkla Brands	910	848	1,177	351	327
Orkla Aluminium Products	**982**	**603**	**839**	**254**	**190**
Sapa Profiles	571	333	442	114	93
Sapa Heat Transfer & Building System	411	270	397	140	97
Orkla Materials	**1,370**	**1,178**	**1,804**	**402**	**393**
Elkem	1,098	885	1,438	286	277
Elkem Energy	*475*	*389*	*711*	*165*	*116*
Elkem Primary Aluminium	*292*	*398*	*527*	*58*	*95*
Elkem Silicon-related	*331*	*98*	*200*	*63*	*66*
Borregaard	272	293	366	116	116
Borregaard Energy	*71*	*167*	*229*	*17*	*55*
Borregaard Chemicals	*201*	*126*	*137*	*99*	*61*
Orkla Financial Investments	**182**	**98**	**185**	**34**	**(4)**
Orkla HQ/Other Business	**(163)**	**(114)**	**(199)**	**(54)**	**(27)**

* Before amortisation and other income and expenses

APPENDIX: ORKLA ALUMINIUM PRODUCTS - PRO FORMA 2006

OPERATING REVENUES

Amounts in NOK million	Q1 2006	Q2 2006	Q3 2006	Q4 2006	2006
Sapa AB (Alcoa + Sapa Profiles)	6,427	7,063	6,650	6,696	26,836
Sapa Heat Transfer & Building System	1,532	1,666	1,552	1,675	6,425
Eliminations	(300)	(279)	(257)	(255)	(1,091)
Pro Forma operating revenues	**7,659**	**8,450**	**7,945**	**8,116**	**32,170**

EBITA

Amounts in NOK million	Q1 2006	Q2 2006	Q3 2006	Q4 2006	2006
Sapa AB (Alcoa + Sapa Profiles)	141	238	120	217	716
Sapa Heat Transfer & Building System	97	76	97	127	397
Pro Forma EBITA	**238**	**314**	**217**	**344**	**1,113**

ORKLA ALUMINIUM PRODUCTS - SAPA GROUP AS REPORTED 2006

OPERATING REVENUES

Amounts in NOK million	Q1 2006	Q2 2006	Q3 2006	Q4 2006	2006
Sapa Profiles	2,712	2,758	2,609	2,905	10,984
Sapa Heat Transfer & Building System	1,532	1,666	1,552	1,675	6,425
Eliminations	(300)	(279)	(257)	(255)	(1,091)
Operating revenues	**3,944**	**4,145**	**3,904**	**4,325**	**16,318**

EBITA

Amounts in NOK million	Q1 2006	Q2 2006	Q3 2006	Q4 2006	2006
Sapa Profiles	135	105	93	109	442
Sapa Heat Transfer & Building System	97	76	97	127	397
EBITA	**232**	**181**	**190**	**236**	**839**

END